July 8, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Rubico Inc.
Confidential Submission - Draft Registration Statement on Form F-1

Dear Sir or Madam:

On behalf of Rubico Inc. (the “Company”), a foreign private issuer organized under the laws of the Republic of the Marshall Islands, we have confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) for non-public review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). The Draft Registration Statement relates to a proposed registration for resale of the Company’s common shares.

The Company’s registration statement on Form 20-F (File No. 001-42684) (the “Registration Statement”), relating to the Company’s initial registration of its common shares, was fully reviewed by the Staff and declared effective by the Commission on June 23, 2025. Please note that the disclosure related to the Company in the Draft Registration Statement is substantially similar to that contained in the Registration Statement.

The Draft Registration Statement is being submitted via EDGAR to the Commission for confidential non-public review pursuant to the procedures of the Commission. The Company confirms that the Draft Registration Statement is submitted prior to the end of the twelfth month following the effective date of the Registration Statement, and that it will publicly file its registration statement and nonpublic draft submission with respect to the proposed offering such that they are publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

The Company confirms that it is an “Emerging Growth Company” as defined in the Jumpstart Our Business Startups Act.

Should you have any questions regarding this letter or the Draft Registration Statement, please do not hesitate to contact the undersigned, Will Vogel of Watson Farley & Williams LLP, counsel to the Company, at (212) 922-2280 or by email at WVogel@wfw.com.

Yours faithfully,

Watson Farley & Williams LLP

By:	/s/ Will Vogel Will Vogel